SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment 1

Under the Securities Exchange Act of 1934

Donar Enterprises, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

257674101

(CUSIP Number of Class of Securities)

Edwin A. McGusty

23110 SR 54 #346

Lutz, FL 33549

208-493-9504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2004

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edwin A. McGusty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,320,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,320,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,320,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 257674101	Page 3 of 5

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) is being filed with respect to the common stock, $0.001 par value (the “Common Stock”), of Donar Enterprises, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 8649 N. Himes, Suite 1513, Tampa, Florida 33614.

Item 2. Identity and Background.

(a) This statement is filed by Edwin A. McGusty (the “Reporting Person”) with respect to shares directly owned by him.

Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

(b) The business address of Mr. McGusty is 23110 SR 54 #346, Lutz, FL 33549.

(c) Mr. McGusty is principally engaged as the President of Total M.I.S., Inc., a Florida corporation maintaining a business address at 23110 SR 54 #346, Lutz, FL 33549, and is a private investor.

(d) None of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McGusty is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

n/a

Item 4. Purpose of Transaction.

The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases, pursuant to the Put described in Item 6. below, or otherwise, subject to compliance with applicable law. Other than as set forth

CUSIP No. 257674101	Page 4 of 5

herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on December 16, 2004, the Reporting Person was the beneficial owners, within the meaning of Rule 13d-3 under the Exchange Act, of 1,320,000 shares of Common Stock. As of December 16, 2004, these shares represented 14.2% of the sum of the 9,289,647 total shares of Common Stock outstanding as reported in the Company’s Form 10QSB for the quarterly period ended September 30, 2004. On December 15, 2004 the Reporting Person sold 7,331,447 shares of Common Stock to one individual in a private transaction.

(b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

(c) There have been no transactions involving the shares of Common Stock of the Company engaged in by the Reporting Person during the 60 day period prior to and including December 16, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in the immediately following paragraph, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Person has the right and option to put up to 1,000,000 shares of common stock of the Issuer, at a price of $0.20 per share, to Halter Financial Group, Inc. (the “Put”). The Put is not exercisable until June, 2005.

Item 7. Material to be Filed as Exhibits.

(a) Stock Purchase Agreement between Halter Financial Group, Inc. and Edwin A. McGusty, dated as of December 15, 2004.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2004	/s/ Edwin A. McGusty
Edwin A. McGusty